

August 15, 2013

Via E-mail
Seth R. Weissman
Vice President, General Counsel & Secretary
SolarCity Corporation
3055 Clearview Way
San Mateo, CA 94402

> **Re:** **SolarCity, Inc.**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed August 2, 2013**
> **File No. 333-189404**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed August 2, 2013**
> **File No. 333-189405**

Dear Mr. Weissman:

We have reviewed your response letter and the above-referenced filings, and have the following comments.

General

1. Your response dated August 2, 2013 provides the requested "Tandy" language within the body of the letter signed by your legal counsel. As indicated in our letter dated July 15, 2013, these statements must be provided by the company. In the event you request acceleration of the effective date of the registration statement, please file the "Tandy" language as a written statement from the company.

2. Please update the financial statements being incorporated by reference in both registration statements and the corresponding financial information included to comply with Rule 3-12 of Regulation S-X. This should include providing a capitalization table as of June 30, 2013.

3. Please be advised that we have referred your filings to the Division of Trading & Markets and additional comments may be forthcoming under the same or separate cover.

4. We note your response to comments three and seven of our letter dated July 15, 2013. Please revise both registration statements to include a similar description of the mechanics of the transactions, including the relationship between the Share Lending Agreement, the common stock offering and the convertible note offering as well as the specific structure of the derivatives transaction that will be available to purchasers in the convertible note offering,

including how and when such note investors would elect to enter into the cash-settled total return swaps. The revised disclosure should clearly address the reasons why the offerings are being conducted simultaneously, who are the intended purchasers of the securities in each offering, and how the total return equity swaps relate to the offerings. Please include this disclosure on the prospectus cover page, in the summary of the offering, as part of your description of the Share Lending Agreement, and elsewhere as appropriate.

5. We note your response to comment seven of our letter dated July 15, 2013 in which you state that convertible note investors who enter into cash-settled total return equity swaps with GSFM or its affiliates will not receive allocations in the common stock offering. Please revise both registration statements to clearly disclose on the prospectus cover page and elsewhere as appropriate who will be prohibited from investing in the common stock offering. Please also advise whether convertible note investors that do not enter into hedging transactions with the share borrower may purchase shares of common stock in the offering. If so, please explain how such investors may use those shares to create hedge positions. Please also explain whether there are any other limitations on potential investors purchasing shares in the offering, such as if they have existing short positions in the common stock. Please provide us with a summary of the offering procedures you will use to ensure that prohibited investors are not allocated shares in the common stock offering.

6. We note your disclosure on page 50 of Form S-1 (333-189405) regarding the "clearing price." Please indicate that such disclosure is responsive to Item 505 of Regulation S-K by including such disclosure under the caption "Item 5. Determination of Offering Price" as indicated on Form S-1. Please also revise Form S-1 (333-189404) to include the various factors considered in determining the conversion price of the convertible notes. See Item 505(b) of Regulation S-K.

Amendment No. 2 to Registration Statement on Form S-1 (333-189404)

Calculation of Registration Fee

7. We note your response to comment four of our letter dated July 15, 2013. However, we note that footnote (4) continues to state that you are registering an indeterminate number of shares of common stock into which the notes may be converted. Please delete this footnote and clarify that you are registering the number of shares of common stock shown in the registration fee table, and that this amount represents a good-faith estimate of the maximum number of shares that you may issue on conversion.

Capitalization, page 34

8. We note your response to comment 16 in our letter dated July 15, 2013. As your response indicates that there are a limited number of pro forma adjustments, please provide a narrative description of the pro forma effect of the convertible notes offering and share lending agreement. Your disclosures should address at a minimum the pro forma effect on interest

expense, net income, and earnings per share for the year ended December 31, 2012 and the six months ended June 30, 2013. Refer to Rule 11-02(b)(1) of Regulation S-X. Please also include a discussion of any significant assumptions and estimates used to arrive at the amounts. Please similarly revise Form S-1 (333-189405).

Share Lending Agreement; Concurrent Offering of Convertible Notes, page 37

9. We note your response to comment 19 in our letter dated July 15, 2013. Please also disclose in future filings the amount of interest expense recognized each period presented specifically related to the amortization of issuance costs associated with the share lending agreement. Refer to ASC 470-20-50-2A(h).

Amendment No. 2 to Registration Statement on Form S-1 (File No. 333-189405)

General

10. We note your response to comment three in our letter dated July 15, 2013. The total return swaps referenced in your response appear to be security-based swaps. Please tell us how the share borrower intends to comply with Section 5 of the Securities Act with respect to the offer and sale of such security-based swaps. Please also tell us why the disclosure regarding the hedging transactions with the share borrower does not constitute general solicitation or general advertising of such security-based swaps.

Risk Factors, page 10

11. We note the risk factor entitled "The issuance and sale of the borrowed shares in this offering, any short selling relating to the issuance of the convertible notes, and the privately negotiated derivatives transactions that are expected to be entered into in connection with the common stock offering may affect the market price of the common stock." The heading to this risk factor indicates that convertible note investors may engage in short selling (whether in addition to or in lieu of the hedging transactions with the share borrower), but the discussion beneath the heading does not address this issue. Please revise accordingly.

12. We note the disclosure in the first paragraph under the risk factor entitled "Adjustments by convertible note investors of their hedging positions in our common stock and the expectation thereof may have a negative effect on the market price of our common stock." Please clarify how the offered shares of common stock will be "used by investors in the convertible notes to establish hedge positions." In addition, please explain the significance of the second sentence given the use of synthetic hedge positions. Please also explain in greater detail why and how convertible note investors would adjust their hedge positions.

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Nudrat Salik, Staff Accountant, at 202-551-3692 or Rufus Decker, Accounting Branch Chief, at 202-551-3769 if you have questions regarding comments on the financial statements and related matters. Please contact Erin Jaskot, Staff Attorney, at 202-551-3442, or me at 202-551-3397 with any other questions.

Sincerely,

/s/ Jay Ingram

Jay Ingram
Legal Branch Chief

cc: Steven V. Bernard, Esq. (*via E-mail*)
        Wilson Sonsini Goodrich & Rosati, P.C.